Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 3, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9911 Core Three Income Allocation Portfolio Series
(the “Trust”)
CIK No. 1893424 File No. 333-261908

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Front Cover

1.       The Staff notes the disclosure states: “The Trust invests in a diversified portfolio of shares (“Securities”) issued by exchange-traded funds (“ETFs” or “Funds”) which invest in tax-exempt municipal bonds, senior loans and limited duration fixed income securities and equity securities.” For clarify with the Trust’s name, please add “by three categories” before “exchange-traded funds” so the disclosure reads “by three categories of exchange-traded funds”

Response:        The disclosure will be revised in accordance with the Staff’s comment.

Portfolio

2.       If the Trust will have material exposure to the municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response:       If, based on the Trust’s final portfolio, the Trust has material exposure to any jurisdictions experiencing financial distress, relevant disclosure will be added to the Trust’s prospectus.

3.       The disclosure states: “The Trust is a professionally selected unit investment trust which seeks to provide diversification among federally tax-exempt municipal bond ETFs…” Please make clear that while the ETFs are exempt from federal income tax, they may be subject to alternative minimum tax.

Response:       In accordance with the Staff’s comment, the following disclosure will be added to the Trust’s prospectus:

“A portion of the income from the tax-exempt municipal bond ETFs may be subject to the alternative minimum tax.”

4.       The disclosure states: “The Trust is a professionally selected unit investment trust which seeks to provide diversification among federally tax-exempt municipal bond ETFs, senior loan and limited duration ETFs and domestic equity ETFs of which no individual sector will represent more than approximately 30%.”

(a) Please add “fixed income” to the second category of ETFs so the disclosure reads “senior loan and limited duration fixed income ETFs”

(b) Please clarify if the second category of ETFs invests in both senior loans and limited duration fixed income securities or in either senior loan or limited duration fixed income securities. Based on the name of the Trust, the Staff assumes the second category includes investments in both senior loans and limited duration fixed income securities.

(c) The Staff notes the use of “sector” in the above disclosure. Please clarify whether this means sector or type of ETF (e.g., tax exempt bond ETFs, senior loan and limited duration ETFs and domestic equity ETFs).

(d) Please disclose whether the 3 categories of ETFs all have 80% policies to invest in the types of investments noted.

(e) The Staff notes that each ETF category is limited to 30%. Please revise the disclosure to clarify what the remaining 10% will be invested in.

Response:       Please refer below to the Trust’s responses.

(a)       The disclosure will be revised to reflect “senior loan and limited duration fixed income ETFs” in accordance with the Staff’s comment.

(b)       The Trust confirms the second category of ETFs includes both Funds with exposure to senior loans with a short duration and Funds with exposure to limited duration fixed income securities. Please refer to the Trust’s response to Comment No. 4(c) for the revised disclosure.

(c)       The Trust notes that the 30% sector limitation only applies to the domestic equity ETF category. In accordance with the Staff’s comment, the above-referenced disclosure has been revised as follows:

“The Trust is a professionally selected unit investment trust which seeks to provide diversification among three categories of ETFs: federally tax-exempt municipal bond ETFs, senior loan and limited duration fixed income ETFs and domestic equity ETFs. The second category of ETFs includes both senior loan funds that have a short duration and other funds that have a limited duration. No individual Global Industry Classification Standard (GICS) sector will represent more than approximately 30% of the domestic equity ETFs category.”

(d)       The Trust believes the underlying investments of the ETFs selected for the Trust’s portfolio are appropriate for each category. Therefore, the Trust respectfully declines to add any additional disclosure as it does not believe that it is required to verify or disclose whether its underlying portfolio holdings are subject to an 80% test.

(e)       As noted above, the three categories of ETFs each make up a third of the portfolio but the 30% sector limitation applies only to the domestic equity ETF category. Please refer to the Trust’s response to Comment No. 4(c) for the revised disclosure.

5.       The disclosure states: “… and the quality and character of the securities held by the ETFs (for fixed income securities, focusing on credit quality, maturity and duration; for equity securities, focusing on dividend-paying stocks of all market capitalizations).”

Please specify the criteria as to credit quality, maturity and duration of each type of investment in the fixed income portion of the Trust’s portfolio (municipal bonds, senior loans and limited duration securities) (e.g., are they investment grade, short maturity and/or duration?).

Response:       In accordance with the Staff’s comment, the above referenced disclosure will be revised as follows:

“…and the quality and character of the securities held by the ETFs (for municipal securities, focusing on credit quality, maturity and duration, which are balanced to varying degrees based on current economic conditions; for senior loan and limited duration fixed income securities, focusing on those with short or limited duration (i.e., four years or less); for equity securities, focusing on dividend-paying stocks of all market capitalizations).”

6.       The Staff notes the disclosure states: “In times of rising interest rates, funds with shorter average durations and maturities are favored. If rising interest rates are less of a concern, the average duration and maturity of the funds are less of a consideration.” Please tailor the above disclosure to what the criteria will be for the specific portfolio for this Trust (e.g., ETFs that invest in securities with shorter or limited duration and maturities).

Response:       Please refer to the Trust’s response to Comment No. 5 for the revised disclosure.

7.       If any of the ETFs in the Trust’s portfolio are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, please add disclosure addressing the potential conflicts arising from and benefits to First Trust Advisors L.P. from the Trust’s investment in such ETFs.

Response:       If the Trust’s final portfolio contains any ETFs advised by the Sponsor’s affiliate, First Trust Advisors L.P., appropriate disclosure will be added to the Trust’s prospectus.

8.       The disclosure under the “Additional Portfolio Contents” section begins with “In addition to the investments described above…”. The Staff notes that several of the investments included in the sentence that follows are already previously disclosed in the “Portfolio Selection Process” section, such as common stock and investment grade securities. Please revise this section for clarity.

Response:       The Trust confirms that the above-referenced disclosure will be revised to accurately reflect any additional investments that the Trust has exposure to that are not already previously disclosed.

9.       Please add “distressed securities” to the list of investments under “Additional Portfolio Contents” section as it is discussed in the risk disclosure.

Response:       The Trust respectfully declines to add “distressed securities” to the disclosure because the Trust believes the term as it relates to the Trust’s portfolio is encompassed by the reference in the disclosure to “high-yield securities.”

Risk Factors

10.       Please revise the “Common Stock Risk” to disclose that while the portfolio seeks to invest in common stocks that have historically paid a dividend, there is no guarantee that dividends will be continued to be paid.

Response:        The Trust notes that it invests in ETFs that invest in common stocks, not in common stocks themselves. The Trust respectfully points the Staff to the “Distributions” risk, which it believes adequately discloses to investors the risks associated with the Funds held by the Trust making distributions.

11.       Please disclose the risks of investing in companies with small and medium market capitalizations.

Response:       If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in small and/or mid capitalization companies, appropriate disclosure will be added to the Trust’s prospectus.

12.       Please revise the “Fluctuation of Net Asset Value Risk” to disclose that the bid/ask spread may widen depending on market conditions and the liquidity of the underlying investments held by the ETFs.

Response:       The disclosure will be revised in accordance with the Staff’s comment.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon